Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 48 pages.

om LIMITED

Monday, 8 April, 2002.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
APR 23 2002
WASH. D.C. 154

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

SUPPL

Please find enclosed the following documents that have been lodged with the Australian Stock Exchange since October 30 2001.

02028644

Item	Date Lodged	Description
1	April 8, 2002	Company Announcement re: Manufacturing Agreement for Safety Scalpel
2	March 21, 2002	Company Announcement re: Pilot Plant
3	March 15, 2002	Company Announcement re: Appendix 4B
4	January 31, 2002	Company Announcement re: Appendix 4C Quarterly Cash Flow Report
5	January 4, 2002	Company Announcement re: Appendix 3X, Initial Directors Interest Notice
6	November 22, 2001	Company Announcement re: Completion of Feasibility Study

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

Jenkins

David Jenkins
Company Secretary

dlw 4/25

OMI LIMITED

ASX Company Announcements Office
1300 300 021

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Occupational & Medical Innovations Limited wishes to announce that it has signed an agreement for the manufacture of its Safety Scalpel with the Wuxi Xinda Medical Device Co., Ltd. of Wuxi, Shanghai, China. Wuxi Xinda currently produce in excess of 30 million medical devices per month for well known multi-national companies.

The Safety Scalpel will be manufactured in commercial quantities and initially marketed under the "OMI" brand. Negotiations are also continuing to license the manufacture and distribution of OMI Safety Scalpels with multi-national companies who intend to market the product under their own brand names.

Recently OMI announced the decision to proceed with the construction of a pilot plant to manufacture its unique Retractable Syringe in South East Queensland to supply the Australian market.

David Jenkins

David Jenkins
Company Secretary

AUSTRALIAN STOCK EXCHANGE

OMI000020

LIMITED

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 3 of 48 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Thursday, 21 March, 2002

ASX Company Announcements Office

1300 300 021

The Board of Occupational & Medical Innovations Limited wishes to advise that it has completed the review of the feasibility study into the proposed full scale manufacturing plant for the manufacture of its 1mm retractable syringe. The feasibility study was conducted by PricewaterhouseCoopers.

As a first step in the process the Board commissioned PKF to prepare a business plan for the development of a pilot plant capable of producing up to 80 million syringes for the Australian market. This Business Plan has now been adopted as the model for the facility.

It is OMI's intention, subject to shareholder approval, to proceed with the construction of the Pilot plant and intends to raise $15 million by means of a placement in association with Brokers in order to fund the facility.

DJenkins

David Jenkins

Director

AUSTRALIAN STOCK EXCHANGE

OMI000018

LIMITED

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 4 of 48 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Thursday, 31 January, 2002

ASX Announcements Office
1300 300 021

Dear Sirs,

Please find attached the Appendix 4C for the recent quarter ended 31 December 2001 for this Company.

Yours faithfully,

David Jenkins

David Jenkins
Company Secretary

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

Occupational & Medical Innovations Limited

ACN or ARBN: 091 192 871

Quarter ended ("current quarter"): 31 December 2001

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (.....6..months) $A'000
1.1	Receipts from customers	5	51
1.2	Payments for		
	(a) staff costs	(159)	(281)
	(b)advertising and marketing	(91)	(103)
	(c)research and development (excluding staff costs 1.2)	(90)	(166)
	(d) leased assets	-	-
	(e) other working capital	(191)	(473)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	42	57
1.5	Interest and other costs of finance paid	(4)	(8)
1.6	Income taxes paid	-	-
1.7	Other – GST Recovered	24	11
	Net operating cash flows	(464)	(912)

		Current quarter $A'000	Year to date (......6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(464)**	**(912)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property	-	-
	(d) physical non-current assets	(5)	(13)
	(e) other non-current assets	-	-
1.0	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(5)	(13)
1.14	**Total operating and investing cash flows**	(469)	(925)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(6)	(10)
1.19	Dividends paid	-	-
1.20	Other (provide details if material) Capital raising costs	-	-
	Net financing cash flows	(6)	(10)
	Net increase (decrease) in cash held	(475)	(935)
1.21	Cash at beginning of quarter/year to date	3 497	3 957
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	3 022	3 022

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	174
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities –Chattel Mortgage	52	52
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	161	168
4.2 Deposits at call	2 861	3 329
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	3 022	3 497

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ....[signature]............ (Director/Company secretary)   Date: 31-1-2002

Print name: ......DAVID JENKINS......

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Document 205g

+ See chapter 19 for defined terms.

AUSTRALIAN STOCK EXCHANGE

OMI000070

Rule 12g3 - 2b exemption
File No. 82-5174
Page No. 10 of 48 pages.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
091 192 871	✓		31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/down	3 %	to	90
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up/down	%	to	(1 217)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	up/down	%	to	(1 217)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			-
Net profit (loss) for the period attributable to members *(item 1.11)*	up/down	%	to	(1 217)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	-¢	-¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	-¢	-¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated Statement of Financial Performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	90	93
1.2	Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)*	(1 305)	(796)
1.3	Borrowing costs	(2)	-
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(1 217)**	**(703)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(1 217)**	**(703)**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**(1 217)**	**(703)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(1 217)**	**(703)**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(1 761)	(261)
1.13	Net profit (loss) attributable to members *(item 1.11)*	(1 217)	(703)
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-

1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	**(2 978)**	**(964)**

Profit restated to exclude amortisation of goodwill		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(1 217)	(703)
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(1 217)	(703)

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(1 217)	(703)
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**(1 217)**	**(703)**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue		
	-Interest	86	91
	-Rendering of service	5	2
	Expenses		
	-Amortisation	487	492
	-Depreciation	41	21
	-Employee costs	284	73
	-Other	492	210

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	487	-	-	487
2.3	**Total amortisation of intangibles**	487	-	-	487
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

Consolidated Statement of Financial Position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	3 022	3 957	4 609
4.2	Receivables	88	73	37
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Other (provide details if material)	34	-	-
4.6	**Total current assets**	**3 144**	**4 030**	**4 646**
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	-	-
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	192	221	232
4.14	Intangibles (net)	17 971	18 458	18 916
4.15	Other (provide details if material)	903	752	429
4.16	**Total non-current assets**	**19 066**	**19 431**	**19 577**
4.17	**Total assets**	**22 210**	**23 461**	**24 223**
	Current liabilities			
4.18	Payables	59	86	95
4.19	Interest bearing liabilities	24	26	17
4.20	Provisions	30	27	-

4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	113	139	112
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	28	36	28
4.25	Provisions	-	-	-
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	28	36	28
4.28	**Total liabilities**	141	175	140
4.29	**Net assets**	22 069	23 286	24 083

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	25 047	25 047	25 047
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(2 978)	(1 761)	(964)
4.33	**Equity attributable to members of the parent entity**	22 069	23 286	24 083
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	22 069	23 286	24 083
4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	**N/A**	
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		

5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	**N/A**	
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	51	2
7.2	Payments to suppliers and employees	(857)	(158)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	57	18
7.6	Interest and other costs of finance paid	(8)	(1)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	11	22
7.9	**Net operating cash flows**	**(746)**	**(117)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(13)	(115)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	(3)

7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	(166)	(375)
7.17	**Net investing cash flows**	**(179)**	**(493)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	5 000
7.19	Proceeds from borrowings	-	153
7.20	Repayment of borrowings	(10)	(104)
7.21	Dividends paid	-	-
7.22	Other (capital raising costs)	-	(109)
7.23	**Net financing cash flows**	**(10)**	**4 940**
7.24	**Net increase (decrease) in cash held**	(935)	4 330
7.25	Cash at beginning of period *(see Reconciliation of cash)*	3 957	279
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	3 022	4 609

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous Corresponding Period - $A'000
8.1 Cash on hand and at bank	161	35
8.2 Deposits at call	2861	4 574
8.3 Bank overdraft	-	-
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**3 022**	**4 609**

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	N/A	N/A
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(5.51%)	(2.9%)

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	(4.8) cents	(3.09) cents
	(b) Diluted EPS (if materially different from (a))	N/A	N/A
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	25 353 726	22 717 869

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	16.16 cents	18.69 cents

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	86	91
12.2	Interest revenue included in item 12.1 but not yet received (if material)	29	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	150	148

12.5	Depreciation and amortisation (excluding amortisation of intangibles)	41	22
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments The consolidated entity operates in one industry and geographic segment being development of safety products in Australia

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	¢	¢	¢

15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities		
15.11	Preference +securities		
15.12	Other equity instruments		
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions)

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	N/A	
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after income tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Outside +equity interests		
16.7	**Net profit (loss) attributable to members**		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities	N/A			
17.2 Total				
17.3 Other material interests				

17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1 **Preference +securities** *(description)*	-	-	-	-
18.2 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3 **+Ordinary securities**	25 353 726	25 353 726	N/A	N/A
18.4 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	-	-	-	-
18.5 **+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6 Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7 **Options** *(description and conversion factor)*	-	-	*Exercise price*	*Expiry date (if any)*

18.8	Issued during current period	-	-	-	-
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period	-	-	-	-
18.11	**Debentures** *(totals only)*	-	-		
18.12	**Unsecured notes** *(totals only)*	-	-		

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting, the Corporations Act 2001 and other mandatory professional reporting requirements. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The accounting policies have been consistently applied by the entities in the consolidated entity and are consistent with those applied in the 30 June 2001 annual report. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

N/A

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

N/A

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

NIL

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

N/A

Additional Disclosures Required Under AASB 1029

Notes to Interim financial Statements
Notes of a type normally included in an annual financial report are not included.

Intangible Assets
Included in intangible assets are patents recorded at a written down value of $17 970 554. The directors have determined that patents are not recorded in excess of recoverable amount by reference to expected future cash flows resulting from the successful commercialisation and/or sale of the patents. Since 1 July 2001 the company has received a report by an independent party in relation to the commercialisation of the retractable syringe technology based on the establishment of a manufacturing plant based in Brisbane. While this report provides support for the carrying value, such a project will require significant capital expenditure. The company is currently considering alternative options in relation to commercialisation of the products and continues to negotiate with potential licencees.

At the date of this report the expected future cash flows to be generated through commercialisation of the company's patents cannot be forecast with certainty. This represents a significant uncertainty with regards to the recoverable amount of the company's patents. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

Contingent Liabilities
The directors are not aware of any contingent liabilities as at 31 December 2001

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A

19.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 15/3/2002
(Director/Company Secretary)

Print name: David Jenkins

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

DIRECTORS' DECLARATION

FOR THE HALF YEAR ENDED 31 DECEMBER 2001

In the opinion of the Directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes as set out in Appendix 4B, comply with the Accounting Standards and give a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half year ended on that date;

(b) at the date of this declaration, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with the resolution of the board of directors.

Director

Dated this 15th day of March, 2002.

INDEPENDENT REVIEW REPORT

To the members of Occupational & Medical Innovations Limited

Scope

We have reviewed the financial report of Occupational & Medical Innovations Limited in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules as set out on pages 1 to 18 for the half-year ended 31 December 2001, but excluding the following sections:

(a) material factors affecting the revenues and the expenses of the consolidated entity for the current period (page 15);

(b) compliance statement (page 18).

The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section, of Occupational & Medical Innovations Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

  ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B.

Inherent Uncertainty Regarding The Recoverable Amount of Intangible Assets

Without qualification to the opinion expressed above, attention is drawn to the following matter. As disclosed in "Additional Disclosures Required Under AASB 1029" on page 16 of the financial statements, "Included in intangible assets are patents recorded at a written down value of $17 970 554. The directors have determined that patents are not recorded in excess of recoverable amount by reference to expected future cash flows resulting from the successful commercialisation and/or sale of the patents. Since 1 July 2001 the company has received a report by an independent party in relation to the commercialisation of the retractable syringe technology based on the establishment of a manufacturing plant based in Brisbane. While this report provides support for the carrying value, such a project will require significant capital expenditure. The company is currently considering alternative options in relation to commercialisation of the products and continues to negotiate with potential licencees.

At the date of this report the expected future cash flows to be generated through commercialisation of the company's patents cannot be forecast with certainty. This represents a significant uncertainty with regards to the recoverable amount of the company's patents. The possible effects on the financial report if the outcome of this uncertainty were known may be material."

PKF
Brisbane Partnership

RQ Cole
Partner
Dated at Brisbane 28 March 2002

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

DIRECTORS' REPORT

Your Directors submit the following report for the half year ended 31 December 2001.

Directors

The directors of the parent entity in office continuously during or since the half year:

Dr John Taske
William Allan Grady
Bruce Kiehne
David Jenkins
Michael Hayne
Roderick William Siller BE

Review of Operations and Results of Operations

During the half year the Company has continued its Research and Development program and has explored avenues for the commercialisation and/or sale of its products.

An independent report has been received in relation to the commercialisation of the Retractable Safety Syringe and the company is currently investigating the establishment of a pilot plant as a means of entry into the market.

The result announced by the Company of a loss after tax of $1,217,037 includes $486,635 amortisation of technology in accordance with Australian Accounting Standards. It is hoped that in the near future income will be generated from the commercialisation of our technology

Signed in accordance with a resolution of the Board of Directors:

Director

Dated this 15th day of March, 2002.

LIMITED

Friday, 04 January, 2002

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Company Announcements Office,

Australian Stock Exchange

Dear Sirs,

Re: Appendix 3X, Initial Director's Interest Notice

Please find attached the relevant Director's Disclosures for Occupational & Medical Innovations Limited.

Yours faithfully,

David Jenkins

Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations Ltd.
ABN	11-091-192-871

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Hayne
Date of appointment	02-06-2000.

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities	38,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts NIL

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 37 of 48 pages.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations Ltd
ABN	11-091-192-871

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Jenkins
Date of appointment	13-01-2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Australian Mutual Growth Fund P/L (possible Future Beneficiary)	[redacted] 370,000 Ordinary Shares

Part 3 – Director's interests in contracts NIL

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations Ltd.
ABN	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Kiehne.
Date of appointment	13.01-2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities	9,841,410 Ordinary Shares.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	Nil

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts Nil

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations Ltd.
ABN	11-091-192-871

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William Gradey
Date of appointment	02-06-2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities	NIL.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Critune Pty Ltd. (Director)	3,230,000 Ordinary Shares.

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts NIL

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations Ltd
ABN	11-091-192-871

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rod Siller
Date of appointment	02-06-2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Ordinary Shares , 65,000

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	NIL.

Part 3 – Director's interests in contracts NIL

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 12g3 - 2b exemption
~~File No.: 82 - 5174~~
Page No. 45 of 48 pages.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations Ltd
ABN	11-091-192-871

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Taske
Date of appointment	13-01-2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities	619,900 Ordinary Shares.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	NIL.

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 46 of 48 pages.

Part 3 – Director's interests in contracts Nil

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

OMI LIMITED

The Company Announcements Office
Australian Stock Exchange

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 47 of 48 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

FEASIBILITY STUDY FOR OMI RETRACTABLE SYRINGE COMPLETED

Directors to Decide Future Direction of Production

The final report of the feasibility study conducted for Occupational and Medical Innovations Limited (OMI) by PricewaterhouseCoopers (PwC) has been presented to the Board.

The study in relation to the company establishing a robotic manufacturing facility for the company's Syringe with Automatically Retracting Needle was partly funded by the Queensland Government's Department of State Development and involved seven months of intensive investigation of the world-wide market for retractable syringes.

Dr John Taske, Chairman of OMI, said the study had been very detailed and the report will assist the company in its consideration as to whether to licence the syringe or to manufacture by way of a large plant or small scale "Pilot Plant".

"The Board has been considering the options available for maximising the benefits from the Syringe with Automatically Retracting Needle and the PwC study will certainly assist us in reaching a decision," said Dr Taske.

"A Pilot Plant would provide a stage between "post-R&D" and "pre-production" in that it would provide the capability to produce, on a limited basis, product which could then be put into test-market in order to "prove" the viability and market acceptance of a particular product for interested manufacturers.

OMI, which listed on the ASX in October 2000, was formed to capitalise on the Company's developments of safer equipment for use in the medical industry. OMI's most topical product is the Syringe with Automatically Retracting Needle. While many patents have been granted for syringes which have such a capability, the design for which OMI holds international patents is remarkable for the simplicity of its design and therefore the low cost of manufacture.

Dr Taske said that, with the availability of the findings of the study, the Directors intended to move forward with their decision on the future direction of the retractable syringe as a matter of priority.

Released 22/11/2001

David Jenkins

David Jenkins

The Company Announcements Office
Australian Stock Exchange

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 48 of 48 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

FEASIBILITY STUDY FOR OMI RETRACTABLE SYRINGE COMPLETED

Directors to Decide Future Direction of Production

The final report of the feasibility study conducted for Occupational and Medical Innovations Limited (OMI) by PricewaterhouseCoopers (PwC) has been presented to the Board.

The study in relation to the company establishing a robotic manufacturing facility for the company's Syringe with Automatically Retracting Needle was partly funded by the Queensland Government's Department of State Development and involved seven months of intensive investigation of the world-wide market for retractable syringes.

Dr John Taske, Chairman of OMI, said the study had been very detailed and the report will assist the company in its consideration as to whether to licence the syringe or to manufacture by way of a large plant or small scale "Pilot Plant".

"The Board has been considering the options available for maximising the benefits from the Syringe with Automatically Retracting Needle and the PwC study will certainly assist us in reaching a decision," said Dr Taske.

"A Pilot Plant would provide a stage between "post-R&D" and "pre-production" in that it would provide the capability to produce, on a limited basis, product which could then be put into test-market in order to "prove" the viability and market acceptance of a particular product for interested manufacturers.

OMI, which listed on the ASX in October 2000, was formed to capitalise on the Company's developments of safer equipment for use in the medical industry. OMI's most topical product is the Syringe with Automatically Retracting Needle. While many patents have been granted for syringes which have such a capability, the design for which OMI holds international patents is remarkable for the simplicity of its design and therefore the low cost of manufacture.

Dr Taske said that, with the availability of the findings of the study, the Directors intended to move forward with their decision on the future direction of the retractable syringe as a matter of priority.

Released 22/11/2001

David Jenkins

David Jenkins
Company Secretary